

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Francis deSouza
Chief Executive Officer
Illumina, Inc.
5200 Illumina Way
San Diego, CA 92122

      Re: Illumina, Inc.
           Registration Statement on Form S-4
           Filed November 25, 2020
           File No. 333-250941

Dear Mr. deSouza:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Courtney Lindsay at (202) 551-7237 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences